Exhibit 99.2

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600 Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Alberta Securities Commission

Autorité des marchés financiers

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Ontario Securities Commission

Nunavut Securities Office

The Manitoba Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

December 14, 2022 Dear Sir/Madam

Re: Notice of Change of Auditors of VersaBank

We have read the Notice of VersaBank dated December 14, 2022 (the “Notice”) and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the statements contained in items 1 or 2 in the Notice.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.